July 6, 2005

Via Fax & U.S. Mail

Mail Stop 3561

Mr. Frank J. Drohan, Chief Executive Officer
Alfa International Corporation
350 Fifth Avenue, Suite 1103
New York, NY 10118

Re: 	Alfa International Corporation (the "Company")
      Form 10- K for the year ended December 31, 2004
      File No. 1-16419

Dear Mr. Drohan:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Management`s Discussion & Analysis

Liquidity and Capital Resources
1. Please disclose the existence of the factoring arrangement, here and in the footnotes to the financial statements. Describe the significant contractual terms of the arrangement, the extent to which you have used it and, if applicable, how you accounted for any such transactions.

Notes to the Consolidated Financial Statements

Revenue Recognition

2. We note that you recognized revenue on product sales upon shipment. Please supplementally tell us when title to the shipped goods is transferred to a 3rd party, whether there are return rights associated with these shipments and how you record these returns, and how you determine that collectibility is probable. Please refer to SAB No. 104 when preparing your response.

3. As a related matter, in MD&A you refer to management service revenue from an affiliate. Tell us about these activities, identify the affiliate and indicate whether you expect such revenues to continue. Supplementally and, as applicable in your filings, please describe your related revenue recognition policies.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Rob Perdue at (202) 551-3303 or Margery Reich at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3816 with any other questions.


Sincerely,



							Joseph A. Foti
							Senior Assistant Chief
Accountant

Via Facsimile: Mr. Frank J. Drohan
		(212) 563-3355